Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Period from October 6, 2011 (date of incorporation) to	Years Ended December 31,		Nine Months Ended
	December 31, 2011	2012	2013	September 30, 2014
Fixed Charges:
Interest expense	—	446	4,922	4,789

Total Fixed Charges	—	446	4,922	4,789

Earnings Available for Fixed Charges:
Income (loss) before income tax expense	(1,130)	100,617	233,078	74,431
Add: Fixed charges	—	446	4,922	4,789
Less: Net income from non-controlling interests	—	(1,216)	(5,767)	(5,440)

Total Earnings Available for Fixed Charges	(1,130)	99,847	232,233	73,780

Ratio of Earnings to Fixed Charges	N/A	223.9x	47.2x	15.4x